PORTLAND BREWING COMPANY

                           INCENTIVE STOCK OPTION PLAN

                                  "Addendum A"

         The purpose of this Addendum A is to reflect that the number of Shares now available under the Plan is 400,000. This number reflects the following events:

o a 10-for-1 stock split effected by the Company's Board of Directors on October 15, 1992, which increased the number of Shares available under the Plan from 3,400 to 34,000 Shares

o an increase in the number of Shares available under the Plan from 34,000 Shares to 109,000 Shares pursuant to an amendment to the Plan approved by the Company's Board of Directors on August 26, 1994 and its shareholders on November 8, 1994

o a 3-for-2 stock split effected on November 18, 1994 which increased the number of Shares available to 163,500 Shares

o an increase in the number of Shares available under the Plan from 163,500 Shares to 400,000 Shares pursuant to an amendment to the Plan approved by the Company's Board of Directors on October 23, 1998 and its shareholders on December 12, 1998

         Section 5.1 of ARTICLE 5 is amended to read as follows in its entirety:

                  5.1 Aggregate Shares Available. The maximum aggregate number of Shares which may be optioned and sold under this Plan is 400,000, plus the number of Shares issued upon exercise of Options which are reacquired by the Company upon the exercise of Incentive Stock Options. In the event that Options granted under the Plan shall for any reason terminate, lapse, be forfeited, or expire without being exercised, the Shares subject to such unexercised Options shall again be available for granting under this Plan.